                                             Wasserstein Perella & Co., Inc.
                                             31 West 52nd Street
WASSERSTEIN                                  New York, New York 10019
PERELLA & CO [LOGO]                          Telephone 212-969-2700
                                             Fax 212-969-7836


                                   April 11, 1997

Board of Directors
Dynamics Corporation of America
475 Steamboat Road
Greenwich, CT 06830-7197

Members of the Board:

     You have asked us to advise you with respect to the adequacy, from a financial point of view, to the holders of the Common Stock, par value $0.10 per share (the "Shares"), of Dynamics Corporation of America (the "Company") of the consideration to be received by such holders pursuant to the terms of a cash tender offer by WHX Corporation to acquire up to 649,000 of the outstanding Shares at a price of $45 per Share (the "Tender Offer"). The terms and conditions of the Tender Offer are set forth in more detail in the Offer to Purchase dated March 31, 1997 as amended by the Supplement dated
April 10, 1997 (the "Offer to Purchase"), relating to the Tender Offer.

     In connection with rendering our opinion, we have reviewed the Offer to Purchase. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company and CTS Corporation for recent years, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company and CTS Corporation and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the electronic components industry, other industries in which the Company operates, and in other industries generally, that we believe to be reasonably comparable to the Tender Offer or otherwise relevant to our inquiry. We have also performed such other studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed, with your consent, that such projections, forecasts and analyses were

Board of Directors
April 11, 1997
Page 2



reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management, and we express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

     Our opinion addresses only the adequacy from a financial point of view to the shareholders of the Company of the consideration to be received by such shareholders pursuant to the Tender Offer.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Tender Offer and, except for inclusion in its entirety in a Schedule 14D-9 required to be filed by the Company, may not be quoted, used or reproduced for any other purpose without our prior written consent. This opinion does not constitute a recommendation to any shareholder with respect to whether such holder should tender Shares pursuant to the Tender Offer, and should not be relied upon by any shareholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as the date hereof, the $45 per Share cash consideration to be received by the shareholders of the Company pursuant to the Tender Offer is inadequate from a financial point of view.


                                   Very truly yours,

                                   WASSERSTEIN PERELLA & CO., INC.

                                   /s/ Wasserstein Perella & Co., Inc.